UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Response to Rumors or Media Reports : Undetermined

Subsidiary Affiliated company	POSCO’s material business matters to report

1. Contents of rumors or media reports	POSCO speeds up KRW 4 trillion ‘low-carbon steel’ project in Australia

2. Channel of rumors or media reports	Seoul Business Newspaper

3. Distributed date of rumors or media reports	October 21, 2026

4. Company’s explanation for rumors or media reports

- This disclosure presents an official clarification to the report “POSCO speeds up KRW 4 trillion ‘low-carbon steel’ project in Australia,” published by Seoul Business Newspaper on October 21, 2026.

- As one of many critical feedstock required to achieve carbon net-zero, the Company is reviewing the feasibility of an HBI (Hot Briquetted Iron) production project in Port Hedland, Western Australia. However, at this review stage, no decisions have been made to the actual investment, specific business structure, or implementation schedule.

- If and when specifics are determined, we will make an addendum to this disclosure at or within 1 month of the decision.

(Person in charge of disclosure) Han, Young Ah, Executive Vice President

5. Re-disclosure date	November 20, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: October 21, 2026	By	/s/ Han, Young Ah
(Signature)
Name: Han, Young Ah
Title: Executive Vice President